CGI Group Inc.

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

www.cgi.com

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process outsourcing services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI’s annualized revenue run rate is currently CDN$3.7 billion (US$3.0 billion) and at March 31, 2005, CGI’s order backlog was CDN$12.9 billion. CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges

Toronto : GIB.SV.A	New York : GIB

Shares Outstanding (March 31, 2005)

407,751,061 Class A subordinate shares*	33,772,168 Class B shares

*This includes 3,659,200 shares bought for cancellation.

Second Quarter Fiscal 2005 Trading History

Toronto	($CAN)	New York	($US)
Open :	$8.00	Open :	$6.65
High :	$8.29	High :	$6.66
Low :	$7.48	Low :	$6.09
Close :	$7.65	Close :	$6.31
Average Daily Trading Volume :	753,304	Average Daily Trading Volume:	30,733

Transfer Agent

Computershare Trust Company of Canada

1 800 564-6253

Investor Relations

Jane Watson Vice-President, Investor Relations Telephone : (416) 945-3616 , (514) 841-3238 jane.watson@cgi.com	Ronald White Director, Investor Relations Telephone : (514) 841-3230 ronald.white@cgi.com

CGI GROUP INC.	1	1

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

April 27, 2005

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto for the three months ended March 31, 2005, and with the Management Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2004 annual report, including the section on risks and uncertainties. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”), and a reconciliation with US GAAP is provided in note 10 of the notes to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI Group Inc.’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Non-GAAP Measures

The Company reports its financial results in accordance with GAAP. However, in this MD&A we also use certain non-GAAP performance measures which include: Adjusted earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“Adjusted EBIT”) and net earnings from continuing operations before amortization of intangibles.

Our management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of the Company’s performance. These non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

CGI GROUP INC.	2

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

Adjusted EBIT is used by our management as a measurement of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective, exclusive of the costs to finance our activities and exclusive of income taxes, neither of which are directly relevant to the operations.

Net earnings from continuing operations before amortization of intangibles is used as management believes that this measure provides a better view of the operational effectiveness of our integration of American Management Systems (“AMS”). Amortization of intangibles is a non-cash item that relates mainly to the estimated value of internal software, business solutions and customer relationships gained through acquisitions and new outsourcing contracts.

About our Business

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services to clients worldwide, utilizing a highly customized, cost efficient delivery model. As per the Company’s delivery model, work may be carried out onsite at client premises, or through one of our centers of excellence located in Canada, the US, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as follows:

•

Consulting—We act as a trusted advisor to our clients, offering a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration—We integrate and customize leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•

Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate the clients’ operations to our technology network. Finally, we hire clients’ IT and specialized professionals enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; application maintenance and support; facilities management (data centers, call centers, network and desktop services); business processing for the financial services sector, as well as payroll services, document management and finance and administration services. Outsourcing contracts, which typically last from five to 10 years and are renewable, provide revenue visibility and support our performance stability.

Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services (“IT”) and business process services (“BPS”). The focus of these LOBs is as follows:

•

The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and nearshore delivery model.

CGI GROUP INC.	3

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

•	Services provided by the BPS LOB include business processing for the financial services sector, as well as payroll services, document management and finance and administration services.

Competitive Environment

We operate in a competitive and rapidly evolving global industry and compete with a variety of organizations that offer some or all of the services we provide. While the market is highly fragmented, there are several large global players and regional or niche players that we compete with most often, when not engaged in sole source negotiations with potential clients. The mix of competitors varies somewhat according to the type of services provided and geographic markets served.

There are many factors in winning and retaining IT and business process services contracts. These include a service provider’s total cost of services, its ability to deliver, track record, vertical sector expertise, investment in business solutions, local presence, global delivery capability, and the strength of the client-provider relationship. We believe that we compare favourably based on these factors. Our value proposition includes our end-to-end IT and business process services capability, our expertise in five industry sectors, our global delivery model which includes the industry’s leading nearshore services delivery capability, our disciplined management foundation, and our client focus which is supported by our metro markets business model. We have built critical mass in our three main markets – Canada, the US and Europe – which position us to win large contracts.

We compete with other end-to-end IT and business process services players as well as some specialized players. Our focus is on higher-end systems integration, consulting and outsourcing business where industry expertise is required. We are cost competitive in part through our global delivery model which provides clients with a blend of homeshore, nearshore and offshore delivery which meets their strategic and cost requirements.

Quarterly Variances

There are factors causing quarterly variances which may not be reflective of the company’s future performance. First, there is seasonality in systems integration and consulting (SI&C) work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may create some pressure on our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenues in foreign currencies increases. CGI’s earnings benefit from a significant natural hedge against currency fluctuations as revenues in jurisdictions outside of Canada, notably the US, are partially offset by costs incurred in those jurisdictions.

Overview of the Quarter

In the second quarter, we continued to achieve solid year-over-year revenue and earnings growth and to generate strong cash flow. In the US, we achieved the earnings per share accretiveness in excess of 15% that we sought from the integration of AMS. Revenues strengthened

CGI GROUP INC.	4

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

as the quarter progressed and proposal activity for new contracts remained strong. Sequentially, revenue was marginally below the first quarter mainly as a result of an $18.7 million one-quarter shift in revenue from a large contract, the divestiture of some non-core assets, and the increased statutory holidays with the early Easter period. Year-over year revenues were additionally tempered by a non-recurring sale of certain business solutions. The net earnings from continuing operations margin improved to 5.8% from 5.6% the previous quarter. We further strengthened the balance sheet, reducing long-term debt by $104 million and reducing the long-term debt to capitalization ratio to 12%. During the quarter, we bought back 6,866,000 Class A shares for cancellation under the terms of the normal course issuer bid which we announced on February 1, 2005.

New Contracts and Renewals

During the quarter, we secured contract bookings that included new contracts, extensions and renewals of $844.0 million. In the US, we announced in January that our AMS Advantage enterprise resource planning (ERP) solution had been selected by three additional governments: the State of Utah, San Bernardino County, California - the largest geographic county in the United States - and the City of Austin, Texas. AMS Advantage is a Web-based suite specifically designed for governments to effectively and efficiently manage real-time financial transactions and business intelligence—saving state and local governments as well as citizens both time and money. We also announced that the City of Dallas, Texas, Baltimore County and, Baltimore County Public Schools, will implement AMS Advantage® 3 to further streamline their business processes. AMS Advantage® 3 is a web-based ERP suite specifically designed for governments and school systems. It enables them to effectively and efficiently manage real-time financial transactions and business intelligence and saves governments as well as citizens both time and money.

In Canada, in January we announced a renewal of our partnership with Yellow Pages Group Co., Canada’s largest telephone directories publisher, for a seven-year contract. As part of the contract, CGI is responsible for all decentralized infrastructure management activity as well as applications support in Ontario and Quebec where Yellow Pages Group operates. In March, we renewed our partnership with the Canadian Payments Association (CPA), Canada’s operator of clearing and settlement systems, for a ten-year contract valued at $23 million. As part of the contract, we will continue to provide mainframe hosting and telecommunications services as well as disaster recovery services for mission-critical systems.

Divestitures

In March 2005, CGI signed an asset sale agreement with Open Solutions Inc involving CGI’s US Services to Credit Unions business unit and its CyberSuite product line for approximately US$24 million in cash. The US Services to Credit Unions business unit had revenue of approximately US$16 million. CGI also signed an agreement with Garda World for the sale of the principal assets of Keyfacts Enterprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of CGI, for a consideration of $3.5 million. Additionally, CGI retained the working capital of Keyfacts valued at approximately $4 million as at December 31, 2004. Keyfacts had total revenues of approximately $16 million.

The divestiture of our US Services to Credit Unions and Keyfacts business units have not had a material impact to the earnings from continuing operations in the quarter. There was a net loss on the divestitures of $4.0 million.

CGI GROUP INC.	5

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

During the second quarter, following Bell Canada’s offer to acquire all the outstanding common shares of Nexxlink Technologies Inc., we tendered all 3,446,072 shares which we held in Nexxlink, representing 34.3% of Nexxlink’s total issued and outstanding shares. The shares tendered by us were taken up and paid for by Bell Canada on January 27, 2005. The gain was recorded as a component of CGI’s Adjusted EBIT.

Share Buy Back Activity

Under the terms of the normal course issuer bid announced February 1, 2005, during the second quarter CGI bought back 6,866,000 Class A subordinate shares at an average price of $7.91, for a total consideration of $54,450,000. The issuer bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 27,834,417 Class A subordinate shares for cancellation, by February 2, 2006.

Outlook and Guidance

Our growth strategy is comprised of four growth drivers – organic growth through smaller contracts and project wins; organic growth through large outsourcing contract wins valued at $50 million or more annually; acquisitions and equity investments at the business unit level; and large acquisitions valued at $50 million or more.

We continue to strengthen our plaform for achieving organic growth by increasing our critical mass in our key markets and by enhancing our value proposition which we outline in the section “competitive environment”. We are reviewing potential acquisition candidates to further increase our critical mass in the US and Europe.

CGI confirms the revenue and earnings guidance we previously provided for 2005, after adjusting revenue guidance to reflect the previously announced divestiture of operations and assets with revenue of $50 million on an annualized basis. This represents revenue guidance now ranging between $3.85 billion and $4.10 billion, with no change to net earnings guidance of $0.52 to $0.56 per share. This guidance is based on the assumption that the market conditions remain the same and that we will not experience delays in signing large outsourcing contracts.

Key Performance Indicators

In the following sections, we provide a thorough update on numerous key performance indicators that are continuously monitored and evaluated by the company.

Bookings and Backlog

	March 31, 2005	March 31, 2004	December 31, 2004

(in '000 000 of Canadian dollars)	$	$	$
Bookings	844.0	498.3	1,038.2
Backlog	12,871	11,980	13,013

CGI GROUP INC.	6

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

At March 31, 2005, our backlog of signed contracts for work that had yet to be delivered was $12.9 billion, with an average duration of 7.0 years. Our backlog, which provides good revenue visibility, includes $844.0 million in new contract wins, extensions and renewals signed in the current quarter of fiscal 2005, and fluctuations to existing contracts. This is offset by the backlog consumed during the quarter as a result of client work performed.

Financial Review for the Second Quarter of 2005

	Year-over-year change	3 months ended March 31, 2005	3 months ended March 31, 2004	3 months ended December 31, 2004	6 months ended March 31, 2005	6 months ended March 31, 2004

(in '000 of Canadian dollars)%		$	$	$
Revenue	29.9%	929,696	715,470	941,002	1,870,697	1,396,167
Costs of services, selling and administrative expenses	33.0%	798,129	600,191	804,406	1,602,535	1,167,780
Research	-25.0%	5,235	6,983	5,502	10,737	13,620
Amortization	44.0%	45,966	31,860	44,914	90,880	65,130
Adjusted EBIT[1]	5.1%	80,366	76,436	86,180	166,545	149,637
Adjusted EBIT margin[1]		8.6%	10.7%	9.2%	8.9%	10.7%
Interest	119.4%	4,281	1,951	5,551	9,832	3,407
Gain on sale of investment in an entity subject to significant influence		(4,216)	-	-	4,216	-
Entity subject to significant influence		(74)	(215)	(247)	(321)	(253)
Income taxes	-7.4%	26,784	28,932	27,804	54,588	57,928
Net earnings from continuing operations	17.1%	53,591	45,768	53,071	106,662	88,555
Net earnings from continuing operations margin		5.8%	6.4%	5.6%	5.7%	6.3%
Basic and diluted earnings per share from continuing operations		0.12	0.11	0.12	0.24	0.22
Net earnings	8.6%	49,594	45,646	53,343	102,937	88,173
Net earnings margin		5.3%	6.4%	5.7%	5.5%	6.3%
Basic and diluted earnings per share		0.11	0.11	0.12	0.23	0.22
Net earnings - US GAAP	5.0%	54,001	50,975	59,720	113,721	99,204
Basic and diluted earnings per share - US GAAP		0.12	0.13	0.13	0.26	0.25

1: Please refer to section “Adjusted EBIT” for the reconciliation of this item to its closest GAAP measurement.

CGI GROUP INC.	7

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

Revenue

Revenue in the second quarter was $929.7 million compared with $715.5 million reported in last year’s second quarter and $941.0 million in the first quarter.

Year-over-year growth was 29.9% ($214.2 million), and consisted of external growth of 33.7% ($240.8 million) partially offset by internal growth of -0.3% ($1.9 million) and the fluctuations of foreign currencies against the Canadian dollar representing a -3.4% ($24.6 million) impact on revenues. External growth resulted mainly from the acquisition of AMS on May 3, 2004 while the negative internal growth reflected the fact that revenue from outsourcing contracts won in previous quarters was more than offset by an $18.7 million one-quarter shift in revenue from the BCE family of companies and the non-recurrence of a license sale which was completed in the second quarter of fiscal 2004.

Sequentially, external growth was 0.5% ($4.4 million), the impact of the fluctuations of foreign currencies against the Canadian dollar was 0.3% ($2.7 million), offset by internal growth of -2.0% ($18.4 million). External growth resulted from the AGTI acquisition on December 1, 2004 in which CGI previously held a 49% equity position. The negative internal growth resulted primarily from the one-quarter shift in revenue from the BCE family of companies.

For the first six months of fiscal 2005, revenue of $1,871 million, represented an increase of 34.0% over revenue reported for the first six months of fiscal 2004. Internal growth of 3.0% and external growth of 34.3% were partially offset by foreign currency fluctuations which impacted total growth by -3.3%. External growth resulted from the acquisitions of AMS in May 2004, AGTI in December 2004 and to a lesser extent, GDS & Associated Systems Ltd and Apex Consulting Group Inc. in January 2004 and October 2003, respectively. Internal growth resulted mainly from new SI&C and recent outsourcing contract wins.

CGI GROUP INC.	8

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

Revenue Distribution for the Quarter

Contract Types	Client Geography	Targeted Verticals

A. Outsourcing 53% i) IT 41% ii) BPS 12% B. Systems integration and consulting 47%	A. Canada 61% B. US 31% C. Europe and Asia-Pacific 8%	A. Financial services 37% B. Government and healthcare 30% C. Telecommunications and utilities 22% D. Retail and distribution 6% E. Manufacturing 5%

Revenue derived from our long-term outsourcing contracts represented 53% of the total revenue in the second quarter, down from 56% when compared with the first quarter, and included approximately 41% from IT services and 12% from BPS. Project oriented systems integration and consulting (“SI&C”) work represented 47% of our revenue.

In the quarter, revenue from clients located in Canada, the US and Europe represented respectively 61%, 31% and 8% of our total revenue. This was essentially unchanged from the previous quarter.

CGI GROUP INC.	9

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

Client Geography

(in '000 of Canadian dollars)	3 months ended March 31, 2005		3 months ended March 31, 2004		3 months ended December 31, 2004

	%	$	%	$	%	$
A. Canada	61	563,436	80	570,550	61	578,342
B. US	31	292,785	16	112,264	31	292,044
C. All other regions	8	73,474	4	32,656	8	70,615

Total	100	929,695	100	715,470	100	941,001

Revenue from our Canadian customers decreased $14.9 million sequentially primarily driven by the temporary reduction noted from the BCE family of companies.

In terms of revenue by targeted verticals, the proportion of revenue from clients in the government and healthcare sectors increased to 30% of CGI’s total revenue, compared with 27% in the first quarter. Meanwhile, financial services, telecommunications and utilities and retail and distribution were down 1%, 1% and 2% respectively from 38%, 23% and 8%. Finally, manufacturing was up 1% from 4% in the first quarter.

Combined revenue attributable to contracts from the BCE family of companies was 12.5%, compared with 14.4% in the first quarter, reflecting the one-quarter shift in the volume of services provided to Bell Canada.

In the quarter, our top five clients represented 27.9% of total revenue, compared with 28.8% in the previous quarter. The sequential change of our top five clients reflected the above noted impact from the BCE family of companies.

Please see additional information that follows in the section entitled “Performance by Line of Business” in this MD&A.

Expenses

In the second quarter, the costs of services, selling and administrative expenses were $798.1 million compared with $600.2 million in the second quarter of last year and $804.4 million in the first quarter. The year-over-year increase of $197.9 million is mainly a function of the acquired AMS operations and the new outsourcing contracts started during that period.

Research expenses were $5.2 million, a decrease of $1.7 million or 0.4 percentage point from the same period a year ago, and unchanged from the first quarter. Research expenses consist of costs incurred by CGI while seeking applications of new technology, or conceptually formulating and designing possible products or process alternatives that could potentially lead to new solutions for existing or new clients. CGI also incurred development costs in the second quarter in the amount of $14.1 million, up $9.7 million from the second quarter of last

CGI GROUP INC.	10

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

year, and up $2.4 million from the first quarter. The year-over-year increase pertains mainly to software acquired or developed by the former AMS. The development costs are capitalized as business solutions within the finite-life intangibles as they meet specific criteria related to technical market and financial feasibility. These solutions are developed as a result of taking our research findings mentioned above and translating them into plans or designs for new processes or systems which will contribute to better servicing new and existing clients and to being recognized as leaders in IT services and BPS. Further to the research and capitalized development costs noted above, there are additional research and development costs incurred which are initiated as part of client projects and are included in our costs of services.

Amortization expenses were $46.0 million, an increase of $14.1 million or 44% from the same period a year ago, and up $1.1 million from the first quarter. The increase against the second quarter of last year is related mainly to finite-life intangibles and other long-term assets acquired as part of the AMS acquisition in May 2004. The increase when compared with the previous quarter is mainly related to the intangibles resulting from the AGTI acquisition in December.

Total amortization expenses include the amortization of capital assets, contract costs related to transition costs, finite-life intangibles and other long-term assets. See Note 6 to the Consolidated Financial Statements for the three-month period ended March 31, 2005, for more details.

In addition to the analysis above, the following table provides an alternate view of our results:

(in '000 of Canadian dollars)	3 months ended March 31, 2005		3 months ended March 31, 2004		3 months ended December 31, 2004*

	%	$	%	$	%	$
Revenues	100.0	929,696	100.0	715,470	100.0	941,002
Cost of services[1]	73.7	685,378	72.5	518,832	73.2	689,516
Gross profit	26.3	244,318	27.5	196,637	26.8	251,486
Selling, general and administration[2]	17.6	163,952	16.8	120,200	17.3	165,307

Adjusted EBIT[3]	8.6	80,366	10.7	76,437	9.2	86,179

1: Cost of services are composed of charges related to providing IT and business process services to clients, such as employee compensation and subcontractor costs, support and maintenance expenses, amortization costs and research expenses.

2: Selling, general and administrative expenses are composed of expenses which are not directly related to providing IT and business process services to clients, such as compensation costs for selling and administrative staff and amortization related to corporate information systems.

3: Refer to section “Adjusted EBIT” for the reconciliation to its closest GAAP measurement.

*: These results have been restated to reflect the regrouping of some expenses.

Gross profit for the second quarter was $244.3 million or 26.3% compared with $196.6 million or 27.5% in the same quarter last year and $251.5 million or 26.8% in the prior quarter. The year-over-year decline in gross profit percentage is reflective of the lower utilization following the temporary decline in business from the BCE family of companies. Selling, general and administrative expenses were $164.0 million or 17.6% compared with $120.2 million or 16.8% in the second quarter of last year and $165.3 million or 17.3% in the first

CGI GROUP INC.	11

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

quarter. The selling, general and administrative expenses decreased sequentially as a result of the continued synergies realized in our integration of the former-AMS operations.

Adjusted EBIT

Adjusted EBIT (referred to as EBIT in previous quarters) was $80.4 million in the second quarter, up $3.9 million or 5.2% from the same quarter last year and down $5.8 million or 6.7% from the first quarter. The increase in adjusted EBIT versus last year reflected the acquisition of AMS and the recent initiation of new contracts. The sequential change resulted mainly from the temporary drop in revenue experienced in the quarter.

The adjusted EBIT margin for the quarter was 8.6% of revenue, compared with 10.7% in last year’s second quarter and 9.2% in the previous quarter. The year-over-year variance in the adjusted EBIT margin mainly reflected the temporary drop in revenue and the non-recurrence of a license sale. The sequential change in the adjusted EBIT margin was a result of the lower resource utilization.

The following table provides for the periods indicated a reconciliation between our adjusted EBIT and net earnings from continuing operations as reported in accordance with Canadian GAAP:

(in '000 of Canadian dollars)	3 months ended March 31, 2005	3 months ended March 31, 2004	3 months ended December 31, 2004

	$	$	$
Adjusted EBIT	80,366	76,436	86,179
Interest on long-term debt	(6,283)	(4,392)	(7,697)
Other interest income	2,002	2,441	2,146
Gain on sale of investment in an entity subject to significant influence	4,216	-	-
Entity subject to significant influence	74	215	247

Income from continuing operations before taxes	80,375	74,700	80,875

Interest

Net interest expense was $4.3 million in the quarter, compared with $2.0 million in the second quarter of last year and $5.6 million in the first quarter. The change over last year reflected the increase in long-term debt required to finance part of the AMS acquisition. The sequential decrease pertained mostly to the signing of our new credit facilities where we expensed, in the first quarter, the unamortized deferred charge of the prior agreement following its early termination as well as an overall reduction of negociated interest rates.

Gain on Sale of Investment in an Entity Subject to Significant Influence

The disposition of our interest in Nexxlink Technologies Inc (Nexxlink) yielded a gain in the quarter of $4.2 million.

CGI GROUP INC.	12

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

Income Taxes

Income taxes were $26.8 million in the second quarter, down $2.1 million from $28.9 million in the same quarter last year and down $1.0 million from $27.8 million in the first quarter. The income tax rate was 33.3% in the quarter, compared with 38.8% in the same quarter one year ago and 34.5% in the previous quarter. The change in the income tax expense versus last year reflected the improved profitability of our operations partially offset by the reduced income tax rate resulting from the combination of a more balanced distribution of our earnings across our major geographic markets and a year-over-year decrease in the Canadian federal and provincial statutory tax rates. The decrease in income tax rate when compared with the first quarter was a result of the capital gain tax treatment on the sale of the investment in Nexxlink.

Net Earnings from Continuing Operations

In the second quarter, net earnings from continuing operations were $53.6 million, up $7.8 million or 17.1% against last year and $0.5 million or 1.0% sequentially. The increase in net earnings from continuing operations compared with last year resulted primarily from the acquisition of AMS, as well as the ramping up of new contracts signed recently and, to a lesser extent, from the reduction of our income tax rate as explained above. The sequential increase resulted mainly from the gain realized on the sale of our investment in Nexxlink offset by the change in the Adjusted EBIT as explained above. The net earnings from continuing operations margin was 5.8% in the quarter compared with 6.4% in last year’s second quarter and 5.6% in the first quarter.

Second quarter basic and diluted earnings per share from continuing operations were $0.12, against comparable earnings per share of $0.11 reported in last year’s second quarter and $0.12 in the previous quarter. CGI’s basic weighted average number of shares outstanding at the end of the quarter was 442,942,713 up 10.0% when compared with the same quarter last year, and down 0.4% sequentially. The year-over-year increase reflected the issuance of 41.3 million shares on May 3, 2004 to partially finance the acquisition of AMS and the exercise of stock options. The sequential reduction, meanwhile, reflected the Company’s share buyback whereby 6,866,000 were repurchased for cancellation.

Net Earnings from Continuing Operations before Amortization of Intangibles

The net earnings from continuing operations before amortization of intangibles was $74.6 million in the second quarter, up $18.0 million from the same quarter last year and up $2.0 million from the first quarter. The increase versus last year was driven by the acquisition of AMS and newly-signed contracts. The sequential increase resulted mainly from the gain realized on the sale of our investment in Nexxlink offset by the change in the Adjusted EBIT as explained above.

Net earnings from continuing operations per share before amortization of intangibles was $0.17, up $0.03 year over year and $0.01 sequentially. The year-over-year increase was driven by the acquisition of AMS and newly-signed contracts, offset partially by the increase in the weighted average number of shares outstanding.

CGI GROUP INC.	13

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

The following table provides for the periods indicated a reconciliation between our net earnings from continuing operations before amortization of intangibles and net earnings from continuing operations as reported in accordance with Canadian GAAP:

(in '000 of Canadian dollars)	3 months ended March 31, 2005	3 months ended March 31, 2004	3 months ended December 31, 2004

	$	$	$
Net earnings from continuing operations before amortization of intangibles	74,619	56,637	72,590
Amortization of intangibles	(31,537)	(17,740)	(29,745)
Tax impact of amortization	10,509	6,871	10,226

Net earnings from continuing operations	53,591	45,768	53,071

Net Earnings from Discontinued Operations

In the second quarter, net earnings from discontinued operations represented a loss of $4.0 million. This was mainly comprised of the loss realized on the sale of the US Services to Credit Unions business unit and the sale of the principal assets of Keyfacts Entreprises Canada Inc.

Net Earnings

Net earnings were $49.6 million or $0.11 per share in the quarter, up from $45.6 million or $0.11 per share in the same quarter last year and down from $53.3 million or $0.12 per share sequentially.

US GAAP Reconciliation

The net earnings from continuing operations under US GAAP were $58.0 million or $0.13 per share in the quarter, up from 51.0 million or $0.12 per share in the same quarter last year and down from $59.7 million or $0.13 per share sequentially. Taking into account the discontinued operations the net earnings under US GAAP were $54.0 million or $0.12 per share in the quarter, up from $51.0 million or $0.12 per share in the same quarter last year and down from $59.7 million or $0.13 per share sequentially. The net earnings variance under Canadian GAAP when compared with the US GAAP resulted mainly in the accounting of stock-based compensation expense whereby under Canadian GAAP, they are accounted for using the fair value based method since October 1, 2004. The non tax-deductible adjustment to stock-based compensation was $3.9 million in the quarter and fully impacted the net earnings (see Note 10 to the Consolidated Financial Statements for the three-month period ended March 31, 2005, for more details).

Performance by Line of Business

As discussed in an earlier section, we have two LOBs, reflecting the global delivery approach that we take in providing IT services to our clients. We manage our operations, evaluate each LOB’s performance and report segmented information according to this approach (see Note 8 to the Consolidated Financial Statements for the three-month period ended March 31, 2005).

CGI GROUP INC.	14

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

The highlights for each segment in the first quarter are detailed below:

	3 months ended March 31, 2005	3 months ended March 31, 2004	3 months ended December 31, 2004	6 months ended March 31, 2005	6 months ended March 31, 2004

(in '000 of Canadian dollars)	$	$	$	$
Revenue
IT services	803,592	599,128	818,864	1,622,456	1,161,224
BPS	126,104	116,342	122,137	248,241	234,943

Total revenue	929,696	715,470	941,001	1,870,697	1,396,167

Adjusted EBIT
IT services	85,475	77,315	88,847	174,322	156,652
	10.6%	12.9%	10.9%	10.7%	13.5%
BPS	15,516	17,795	17,752	33,284	32,586
	12.3%	15.3%	14.5%	13.4%	13.9%
Corporate expenses and programs	(20,625)	(18,674)	(20,436)	(41,061)	(39,601)

Total Adjusted EBIT	80,366	76,436	86,179	166,545	149,637
	8.6%	10.7%	9.2%	8.9%	10.7%

IT Services LOB

In the quarter, revenue from the delivery of IT services was up 34.1% or $204.5 million over last year’s second quarter, reflecting external growth of 39.4%. This growth was partially offset by the fluctuations of foreign currencies against the Canadian dollar, which had a negative impact on revenue of 3.6%, or $21.7 million as well as internal growth of -1.6%. External growth resulted from the acquisition of AMS in May 2004 and AGTI in December 2004, while the decline in the internal growth reflected the ramping up of outsourcing contracts won in previous quarters being more than offset by the temporary decline in work from the BCE family of companies and the timing of the Easter holiday.

Sequentially, external growth was 0.5% or $4.4 million, the impact of the fluctuations of foreign currencies against the Canadian dollar was 0.3% or $2.5 million, both of which were offset by internal growth of -2.7% or $22.1 million. External growth resulted from the AGTI acquisition while the decline in internal growth resulted mainly from the decline in the work noted above, partially offset by the revenue growth in the US and Europe.

The IT services LOB reported an adjusted EBIT of $85.5 million for the quarter, up $8.2 million from $77.3 million in the same quarter one year ago and down $3.4 million from $88.9 million in the previous quarter. The year-over-year increase in adjusted EBIT was mainly driven by the AMS acquisition and newly signed contracts. The change in adjusted EBIT when compared with the first quarter resulted mainly from the temporary drop in the revenue experienced in the quarter.

CGI GROUP INC.	15

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

The adjusted EBIT margin was 10.6% for the quarter, down from 12.9% in the same quarter a year ago and from 10.9% reported in the previous quarter. The year-over-year variance in the adjusted EBIT margin was mainly related to timing in delivering certain business solutions. The sequential change in the adjusted EBIT margin reflected the drop in revenue as discussed above, resulting in a slightly lower utilization rate of our resources. Since the revenue drop is expected to be temporary, we elected not to eliminate positions and, rather, to support the added costs.

For the current fiscal year to date, revenue increased 39.7% compared with last year. External growth was 40.4%, reflecting mostly the acquisition of AMS and AGTI. Internal growth of 2.8% was primarily a function of new outsourcing and SI&C contracts. The foreign currency fluctuations had a 3.5% negative impact on revenue.

BPS LOB

In the quarter, revenue from the delivery of BPS was up 8.4% over the second quarter of last year and up 3.2% sequentially.

The year-over-year increase reflected external growth of 4.2%, attributable to our Trade Services group purchased as part of the AMS acquisition, and internal growth of 6.4% was mainly a result of new projects started in the healthcare and government and document management sectors as well as increased business in the financial services sector. Both of these were impacted by the currency exchange fluctuations, which had an impact of -2.4%.

The sequential increase of 3.2% resulted from internal growth of 3.1% and by the impact of foreign currency fluctuations representing 0.1%. Internal growth resulted mainly from higher motor vehicule registrations as well as new projects in the financial and payroll services sectors, partially offset by weaker demand for insurance claims processing.

Adjusted EBIT was $15.5 million in the quarter, compared with $17.8 million in the same quarter last year and $17.8 million in the previous quarter. The BPS LOB reported an adjusted EBIT margin of 12.3%, down from 15.3% a year ago and down from 14.5% in the first quarter. The change over last year resulted from the timing of settlements and other minor adjustments. The change from the previous quarter reflected the decrease in the volume of claims as noted above.

For the current fiscal year to date, revenue increased 5.7% compared with last year. External growth was 4.1%, reflecting the acquisition of the Trade Services group. Internal growth of 4.2% was primarily a function of the increases in the healthcare and government, banking and payroll services sectors mentioned above while the foreign currency fluctuations had a negative impact on revenue, representing 2.6%.

Corporate Expenses

Corporate expenses were $20.6 million (2.2% of revenue), representing a decrease of 0.4% as a percentage of revenue when compared with last year and remained essentially unchanged from the previous quarter.

CGI GROUP INC.	16

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

Liquidity and Capital Resources

We finance the growth of our business through cash flows from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

At March 31, 2005, cash and cash equivalents were $142.9 million. The following table illustrates the main variances:

	3 months ended March 31, 2005	3 months ended March 31, 2004	3 months ended December 31, 2004	6 months ended March 31, 2005	6 months ended March 31, 2004

(in '000 of Canadian dollars)	$	$	$	$
Net earnings from continuing operations	53,591	45,768	53,071	106,662	88,555
Adjustments for:
Amortization expenses	53,477	38,807	52,352	105,829	79,128
Deferred credits	(805)	(4,205)	(719)	(1,524)	(9,916)
Future income taxes	3,086	(8,564)	18,854	21,940	1,319
Foreign exchange loss (gain)	607	(101)	1,526	2,133	1,705
Stock-based compensation expense	3,931	5,841	6,775	10,706	12,055
Gain on sale of investment in an entity subject to significant influence	(4,216)	-	-	(4,216)	-
Entity subject to significant influence	(74)	(215)	(247)	(321)	(253)

	109,597	77,331	131,612	241,209	172,593
Net change in non-cash working capital items	(31,705)	(6,493)	(29,020)	(60,725)	(8,832)

Cash provided by continuing operating activities	77,892	70,838	102,592	180,484	163,761
Cash used in continuing investing activities	(6,127)	(56,145)	(56,330)	(62,457)	(103,464)
Cash (used in) provided by continuing financing activities	(154,081)	54,026	(19,762)	(173,843)	21,191
Effect of rate changes on cash and cash equivalents of continuing operations	(1,407)	2,958	1,281	(126)	1,264

Net (decrease) increase in cash and cash equivalents of continuing operations	(83,723)	71,677	28,935	(55,942)	82,752
Net cash and cash equivalents (used in) provided by discontinued operations	(2,911)	4,529	1,154	(1,757)	6,012

Net (decrease) increase in cash and cash equivalents	(86,634)	76,206	30,089	(57,699)	88,764

CGI GROUP INC.	17

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

Cash provided by continuing operating activities, before the net change in non-cash working capital items, was $109.6 million in the second quarter of 2005, compared with $131.6 million in the first quarter of this year and $77.3 million in the same quarter last year. The increase year-over-year was driven by higher net earnings from continuing operations before amortization of expenses. The sequential change resulted mainly from the application of certain tax credits against our taxes payable, the decrease in integration payments and a reduction in utilizable tax losses in the quarter.

The net change in non-cash working capital items was a use of $31.7 million, up $2.7 million from the previous quarter and up $25.2 million from the same quarter a year ago. The following table presents variations in the non-cash working capital items:

Net Change in Non-Cash Working Capital Items

	3 months ended March 31, 2005	3 months ended March 31, 2004	3 months ended December 31, 2004	6 months ended March 31, 2005	6 months ended March 31, 2004

(in '000 of Canadian dollars) Accounts receivable	17,403	8,441	5,390	22,793	31,398
Work in progress	19,128	(24,315)	(990)	18,138	(19,357)
Prepaid expenses and other current assets	(3,541)	(9,247)	(21,523)	(25,064)	(27,350)
Accounts payable and accrued liabilities	(44,121)	(20,655)	(24,065)	(68,186)	4,233
Accrued compensation	(27,970)	15,630	13,185	(14,785)	(10,434)
Income taxes	10,271	18,033	(26,757)	(16,486)	2,976
Deferred revenue	(2,875)	5,620	25,740	22,865	9,702

Net change in non-cash working capital items	(31,705)	(6,493)	(29,020)	(60,725)	(8,832)

Accounts receivable decreased by $17.4 million in the quarter, reflecting better client collections and the reduction in tax credits receivable. The decreased work in progress and deferred revenues related mainly to the timing of payments received from large clients. The increase in prepaid expenses was mainly due to additional software maintenance contracts used to support our outsourcing clients partially offset by the usage of our prepaid insurance premiums. The decrease in accounts payable was mostly due to the payment of a large software license and maintenance contract and costs related to the AMS integration which were accrued for as part of the acquisition. The decrease in accrued compensation was mainly due to the decrease in the number of payroll days outstanding at March 31, 2005 when compared with December 31, 2004 and to the final payout of the 2004 profit sharing plan. Finally, the increase in income taxes payable was due mostly to the quarterly tax provision partially offset by tax installments paid in the quarter.

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements of various tax credits as well as the payment of our profit sharing plan to members.

CGI GROUP INC.	18

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

In the second quarter, continuing investing activities required $6.1 million, a decrease of $50.2 million over the previous quarter. The variance was mainly due to the proceeds from the sale of the US Services to Credit Unions and Keyfacts businesses, the sale of the investment in Nexxlink and the decrease in business acquisitions in the quarter. Investing activities also included $6.3 million in capital assets, $8.0 million in contract costs and $36.1 million in finite-life intangibles and other long-term assets. The purchase of capital assets was related to leasehold improvements to CGI facilities as well as computer equipment requirements throughout the company. The investment in contract costs was related mainly to capitalized start-up costs on certain of our outsourcing contracts. The investment in finite-life intangibles and other long-term assets was comprised primarily of internally developped business solutions and software licenses purchased for our outsourcing clients.

The continuing financing activities required cash of $154.1 million, mainly due to the partial repayment of our credit facilities of $100.0 million and the purchase of outstanding CGI shares for cancellation representing $49.6 million as discussed in the “Share Purchases” section.

Capital Resources

	Total Commitment	Available at March 31, 2005	Outstanding at March 31, 2005

(in '000 of Canadian dollars)	$	$	$
Cash and cash equivalents	n/a	142,924	n/a
Unsecured committed revolving facilities*	800,000	697,648	102,352**
Lines of credit and other facilities*	32,281	31,570	711***

*	Excluding any existing credit facility under non-majority owned entities.
**	Consists of $90.0 million of Bankers’ Acceptances and of $12.4 million of drawn Letters of Credit.
*** Consists of drawn Letters of Credit.

Our cash position, together with bank lines, are sufficient to support our growth strategy. At March 31, 2005, cash and cash equivalents were $142.9 million and the total credit facilities available amounted to $729.2 million. Cash equivalents typically include commercial paper and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks.

Total long-term debt decreased by $104.0 million to $340.3 million at March 31, 2005, compared with $444.3 million at December 31, 2004. The decrease is mainly due to the reimbursement of $100.0 million on our credit facilities. At March 31, 2005, our long-term debt to capitalization1 ratio was 12.0%.

_________________________

1: The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders’ equity and long-term debt.

CGI GROUP INC.	19

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

On December 20, 2004 we refinanced our syndicated credit facilities. These new $800.0 million committed banking facilities are for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The agreement is comprised of a Canadian tranche with a limit of $500.0 million and an American tranche equivalent to $300.0 million. As at March 31, 2005, an amount of $697.6 million was available under this new agreement. The $100.0 million reimbursement completed during the quarter was applied to the Canadian dollar denominated portion. The agreement has a five-year term, expiring in December 2009. We also have access to a $25.0 million demand line of credit for cash management purposes and $7.3 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At March 31, 2005, CGI was in compliance with these covenants.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We expect new large outsourcing contracts or large acquisitions to be financed by the issuance of debt or equity, should additional cash resources be required.

Contractual Obligations

	Payments Due by Period
Commitment Type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years

(in '000 of Canadian dollars) Long-term debt	337,818	10,158	5,417	102,884	219,359	0
Capital lease obligations	2,526	1,363	1,107	56	0	0
Operating leases
Rental of office space[1]	1,107,095	130,055	232,475	187,569	306,651	250,345
Computer equipment	181,549	87,203	83,801	9,383	1,162	0
Long-term service agreements[1]	117,445	51,765	55,341	10,339	0	0

Total contractual obligations	1,746,433	280,544	378,141	310,231	527,172	250,345

1: $136.9 million of office space leases and long-term service agreements are accounted for under Accounts payable and accrued liabilities and Accrued integration charges and other long-term liabilities.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,746.4 million. Of this, rental of office space represents $1,107.1 million, computer equipment totals $181.5 million and long-term service agreements, which are comprised of enterprise license and maintenance contracts, represent $117.4 million. In the second quarter, total contractual obligations have decreased by $171.3 million compared with the previous quarter, mainly due to the partial reimbursement of our credit facilties and payments related to other contractual obligations in the normal course of business. Office space lease expiry dates range from this fiscal year to November 2030. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities.

CGI GROUP INC.	20

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles.

Selected Measures of Liquidity and Capital Resources

	March 31, 2005	March 31, 2004	December 31, 2004

(in '000 of Canadian dollars) Working capital	299,742	314,536	371,219
Current ratio	1.40:1	1.53:1	1.46:1
Shareholders’ equity per common share (in Canadian dollars)	5.64	5.16	5.59
Long-term debt to capitalization ratio [1]	12.0%	12.2%	15.2%
Days sales outstanding	48	50	50
Return on invested capital [2]	7.8%	8.5%	7.9%
Return on equity[3]	8.2%	8.9%	8.2%

1: The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders’ equity and long-term debt.

2: The return on invested capital ratio represents the proportion of the last 4 quarters’ after-tax Adjusted EBIT over the last 4 quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

3: The return on equity ratio represents the proportion of the last 4 quarters’ net earnings from continuing operations over the last 4 quarter’s average equity.

At March 31, 2005, the current ratio of 1.40:1 is down from 1.46:1 and is reflective of the use of cash to reimburse our debt at the end of the quarter. This continues to demonstrate CGI’s capacity to meet its current liabilities.

CGI’s shareholders’ equity per common share of $5.64, based on a total of 441,523,229 shares outstanding at March 31, 2005, was up $0.05 when compared with December 31, 2004. This change was mainly due to the $49.6 million net earnings reported in the quarter and the $54.5 million reduction in equity following the share buy-back. The closing rate at March 31, 2005 for the US dollar was 1.2096 versus 1.2036 as at December 31, 2004.

Days sales outstanding (“DSO”) decreased to 48 days in the second quarter from 50 days in the previous quarter, mainly reflecting the collection of large client receivables. The DSO ratio is obtained by subtracting deferred revenues and tax credits receivable from accounts receivable and work in progress. The result is divided by the average daily revenue for the quarter calculated as total revenue over 90 days.

The return on invested capital ratio was 7.8% in the quarter compared with 8.5% a year ago and 7.9% sequentially. The year-over-year change reflected the increase in equity and debt to finance the AMS acquisition and the temporary lower profitability from the AMS operations through this integration period. We expect this ratio to improve as the transition is now completed. The return on equity ratio was 8.2% in the second quarter compared with 8.9% in the second quarter of last year and 8.2% in the first quarter. The year-over-year change is mainly related to the acquisition of AMS.

CGI GROUP INC.	21

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements in accordance with Canadian GAAP necessarily requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review our estimates, including those related to revenue, bad debts, investments, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed, at the time, to be reasonable under the circumstances. A detailed review of the critical accounting policies affecting significant judgments and estimates used in the preparation of our condensed quarterly Consolidated Financial Statements is provided in Note 2 of our fiscal 2004 Annual Report, filed with the Securities and Exchange Commissions. Because of the use of estimates inherent to the financial reporting process, actual results could differ from those estimates. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 of the Handbook, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments on a retroactive basis effective on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $3,931,000 and $10,706,000 (see Note 4) recorded in cost of services, selling and administrative expenses for the three and six months ended March 31, 2005, respectively, and restated comparative figures for the three and six months ended March 31, 2004 by $5,841,000 and $12,055,000, respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 has been made to reflect the application of this change. For the three and six months ended March 31, 2004, retained earnings has been reduced by $18,512,000 and $12,298,000, respectively.

The CICA issued Handbook Section 3110, Asset Retirement Obligations, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the section on a retroactive basis beginning on October 1, 2004. As a result, figures for the consolidated balance sheets as at September 30, 2004 were restated as follows: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company's consolidated statements of earnings for the three and six months ended March 31, 2005 and comparative periods was negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $2,700,000. The timing of the settlement of these obligations vary between one and twenty-three years.

CGI GROUP INC.	22

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

Future accounting changes are provided as part of note 1 of the notes to the consolidated financial statements.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations and to finance our operations. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry

The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certification. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. The average sales cycle could become even longer, thus affecting our ability to meet our annual growth targets.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

CGI GROUP INC.	23

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—We remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others—We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the rights to use intellectual property that include a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations—The revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The financial and operational risks inherent in worldwide operations—We manage operations in 19 countries worldwide, with slightly less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and

CGI GROUP INC.	24

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burdens of complying with a wide variety of national and local laws; differences in, and uncertainties arising from, local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of those losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired some 62 companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at March 31, 2005, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks—With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards of consistency throughout the organization. As a result of the CPMF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements that were acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed to with our client, and revenue is recognized based on the

CGI GROUP INC.	25

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to the governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work—We create, implement and maintain IT solutions that are often critical to the operations of our clients’ businesses. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

CGI GROUP INC.	26

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

Risks Related to Business Acquisitions

Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Realization of acquisition benefits—The acquisition of AMS has provided certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. By increasing our critical mass in the US and Europe, enhancing our services and capabilities and adding to our client base, we believe that we are better positioned to bid on and win new outsourcing contracts. Additionally, operational and administrative efficiency gains have been realized during the integration of AMS.

Our management faces a complex and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk—An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon our results of operations. We cannot predict the impact that current economic conditions will have on our future revenue, nor can we predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenues and profitability could be negatively affected as a result of these factors.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the TSX. The responsibilities of the our Audit and Risk Management Committee include a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of

CGI GROUP INC.	27

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2005

CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

CGI GROUP INC.	28

Consolidated financial statements of
CGI Group Inc.
For the three and six months ended March 31, 2005 and 2004

Consolidated financial statements of CGI Group Inc.
For the three and six months ended March 31

Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)
		Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

		$		$
Revenue	929,696	715,470	1,870,697	1,396,167

Costs of services, selling and administrative	798,129	600,191	1,602,535	1,167,780
Research	5,235	6,983	10,737	13,620
Amortization (Note 6)	45,966	31,860	90,880	65,130
Interest on long-term debt	6,283	4,392	13,979	7,462
Other interest (income), net	(2,002)	(2,441)	(4,147)	(4,055)
Gain on sale of investment in an entity subject to signficant influence (Note 5b))	(4,216)	-	(4,216)	-
Entity subject to significant influence	(74)	(215)	(321)	(253)

	849,321	640,770	1,709,447	1,249,684

Earnings from continuing operations before income taxes	80,375	74,700	161,250	146,483
Income taxes	26,784	28,932	54,588	57,928

Net earnings from continuing operations	53,591	45,768	106,662	88,555
Net loss from discontinued operations (Note 7)	(3,997)	(122)	(3,725)	(382)

Net earnings	49,594	45,646	102,937	88,173

Weighted-average number of outstanding Class A subordinate and Class B shares	442,492,713	402,327,306	443,538,853	402,228,355

Basic and diluted earnings per share from continuing operations	0.12	0.11	0.24	0.22

Basic and diluted loss per share from discontinued operations	(0.01)	-	(0.01)	-

Basic and diluted earnings per share (Note 4)	0.11	0.11	0.23	0.22

Consolidated statements of retained earnings
(in thousands of Canadian dollars) (unaudited)
Three months ended March 31			Six months ended March 31

2005		2004	2005	2004

$		$		$
Retained earnings, beginning of period, as previously reported	784,100	604,051	769,421	555,310
Change in accounting policies (Note 1)	-	(19,319)	(38,664)	(13,105)
Retained earnings, beginning of period, as restated	784,100	584,732	730,757	542,205
Net earnings	49,594	45,646	102,937	88,173
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	(24,749)	-	(24,749)	-

Retained earnings, end of period	808,945	630,378	808,945	630,378

Consolidated financial statements of CGI Group Inc.

Consolidated balance sheets
(in thousands of Canadian dollars)
	As at March 31, 2005	As at September 30, 2004
	(unaudited)	(audited)

	$	$
Assets
Current assets
Cash and cash equivalents	142,924	200,623
Accounts receivable	535,000	545,056
Work in progress	204,207	222,278
Prepaid expenses and other current assets	121,002	94,617
Future income taxes	44,130	80,814
Assets of discontinued operations (Note 7)	4,517	-

	1,051,780	1,143,388

Capital assets	127,929	143,641
Contract costs	265,998	278,240
Finite-life intangibles and other long-term assets (Note 2)	610,276	625,121
Future income taxes	71,295	102,720
Goodwill	1,794,764	1,827,604

Total assets before funds held for clients	3,922,042	4,120,714
Funds held for clients	222,536	196,622
	4,144,578	4,317,336

Liabilities
Current liabilities
Accounts payable and accrued liabilities	420,423	433,415
Accrued compensation	103,671	118,541
Deferred revenue	142,962	123,213
Income taxes	15,224	31,369
Future income taxes	54,721	68,603
Current portion of long-term debt	11,521	14,529
Liabilities of discontinued operations (Note 7)	3,486	-

	752,008	789,670

Future income taxes	269,078	287,433
Long-term debt	328,823	475,291
Accrued integration charges and other long-term liabilities	83,851	106,458

Total liabilities before client funds obligations	1,433,760	1,658,852
Client funds obligations	222,536	196,622

	1,656,296	1,855,474

Contingencies and guarantees (Note 9)

Shareholders' equity
Capital stock (Note 4)	1,793,086	1,820,230
Contributed surplus (Note 1)	59,261	49,879
Warrants	19,655	19,655
Retained earnings	808,945	730,757
Foreign currency translation adjustment	(192,665)	(158,659)

	2,488,282	2,461,862

	4,144,578	4,317,336

Consolidated financial statements of CGI Group Inc.
For the three and six months ended March 31

Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)
		Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

	$	$		$
Operating activities
Net earnings from continuing operations	53,591	45,768	106,662	88,555
Adjustments for:
Amortization expense (Note 6)	53,477	38,807	105,829	79,128
Deferred credits	(805)	(4,205)	(1,524)	(9,916)
Future income taxes	3,086	(8,564)	21,940	1,319
Foreign exchange loss (gain)	607	(101)	2,133	1,705
Stock-based compensation expense	3,931	5,841	10,706	12,055
Gain on sale of investment in an entity subject to significant influence (Note 5b))	(4,216)	-	(4,216)	-
Entity subject to significant influence	(74)	(215)	(321)	(253)
Net change in non-cash working capital items	(31,705)	(6,493)	(60,725)	(8,832)

Cash provided by continuing operating activities	77,892	70,838	180,484	163,761

Investing activities
Business acquisitions (net of cash acquired) (Note 5a) and c))	(10,349)	(5,686)	(43,251)	(7,070)
Proceeds from sale of assets and businesses (net of cash disposed) (Note 5b))	29,521	450	29,521	12,586
Purchase of capital assets	(6,295)	(12,152)	(14,950)	(24,426)
Proceeds from disposal of capital assets	852	-	6,346	-
Contract costs	(8,031)	(13,986)	(11,985)	(49,167)
Additions to finite-life intangibles and other long-term assets	(36,058)	(32,220)	(55,756)	(45,782)
Proceeds from sale of investment in an entity subject to significant influence (Note 5b))	20,849	-	20,849	-
Decrease in other long-term assets	3,384	7,449	6,769	10,395

Cash used in continuing investing activities	(6,127)	(56,145)	(62,457)	(103,464)

Financing activities
Increase in credit facilities (Note 3)	-	-	190,000	-
Repayment of credit facilities	(100,000)	(189,000)	(307,578)	(219,000)
Increase in other long-term debt	-	254,834	-	254,834
Repayment of other long-term debt	(5,118)	(13,301)	(7,850)	(16,343)
Repurchase of Class A subordinate shares	(49,648)	-	(49,648)	-
Issuance of shares (net of share issue costs)	685	1,493	1,233	1,700

Cash (used in) provided by continuing financing activities	(154,081)	54,026	(173,843)	21,191

Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(1,407)	2,958	(126)	1,264

Net (decrease) increase in cash and cash equivalents of continuing operations	(83,723)	71,677	(55,942)	82,752
Net cash and cash equivalents (used in) provided by discontinued operations	(2,911)	4,529	(1,757)	6,012
Cash and cash equivalents at beginning of period	229,558	96,067	200,623	83,509

Cash and cash equivalents at end of period	142,924	172,273	142,924	172,273

Interest paid	7,421	4,095	12,433	8,738
Income taxes paid	13,570	6,032	44,127	40,101
Issuance of Class A subordinate shares for business acquisitions (Note 4)	-	-	-	1,020

Notes to the consolidated financial statements
For the three and six months ended March 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim consolidated financial statements

The interim consolidated financial statements for the three and six months ended March 31, 2005 and 2004 are unaudited and include all adjustments that the management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2004. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2004, except for the accounting changes referred to below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 of the Handbook, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the recommendations of this section on a retroactive basis effective on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $3,931,000 and $10,706,000 (see Note 4) recorded in cost of services, selling and administrative expenses for the three and six months ended March 31, 2005, respectively, and restated comparative figures for the three and six months ended March 31, 2004 by $5,841,000 and $12,055,000, respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 has been made to reflect the application of this change. For the three and six months ended March 31, 2004, retained earnings has been reduced by $18,512,000 and $12,298,000, respectively.

The CICA issued Handbook Section 3110, Asset Retirement Obligations, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis beginning on October 1, 2004. As a result, figures for the consolidated balance sheets as at September 30, 2004 were restated as follows: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company’s consolidated statements of earnings for the three and six months ended March 31, 2005 and comparitive periods was negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $2,700,000. The timing of the settlement of these obligations vary between one and twenty-three years.

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

Future Accounting Changes

The CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is evaluating the impact of the adoption of this new section on the consolidated financial statements.

The CICA issued Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for fiscal years beginning on or after October 1, 2006. Comprehensive income is a change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, Equity, replaces Section 3250, Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, Comprehensive Income. Upon adoption of this section, the consolidated financial statements will include comprehensive income and its components as well as accumulated other comprehensive income and its components.

The CICA issued Handbook Section 3865, Hedges, effective for fiscal years beginning on or after October 1, 2006. The section describes when hedge accounting is appropriate and how to apply it. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is evaluating the impact of the adoption of this section on the consolidated financial statements.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Finite-life intangibles and other long-term assets

			As at March 31, 2005			As at September 30, 2004

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

	$	$	$	$	$	$

Internal software	70,812	25,130	45,682	72,515	25,549	46,966
Business solutions	227,987	58,888	169,099	226,412	48,286	178,126
Software licenses	148,961	67,580	81,381	142,578	61,878	80,700
Customer relationships and other	383,685	83,780	299,905	346,107	60,763	285,344

Finite-life intangibles	831,445	235,378	596,067	787,612	196,476	591,136

Financing lease			6,499			13,121
Investment in an entity subject to significant influence			-			16,415
Other			7,710			4,449

Other long-term assets			14,209			33,985

Total finite-life intangibles and other long-term assets			610,276			625,121

Note 3 — Credit Facilities

During the first quarter, the Company concluded a five-year unsecured revolving credit facilities for an amount of $800,000,000. This agreement comprises a Canadian tranche with a limit of $500,000,000 and a U.S. tranche equivalent to $300,000,000. The amount drawn in US$ on the previous syndicated bank facilities was subsequently reimbursed. As at March 31, 2005, an amount of $90,000,000 has been drawn on these facilities and bears interest at the bankers’ acceptance rate plus 1.125%. This amount is included in long-term debt on the Company’s consolidated balance sheet.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options

a) Capital stock

The Class A subordinate and the Class B shares changed as follows:

			Six months ended March 31, 2005				Twelve months ended September 30, 2004

		Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868
Issued for cash (1)	-	-	-	-	41,340,625	330,725	-	-
Issued as consideration for business acquisitions	-	-	-	-	136,112	1,020	-	-
Repurchased and cancelled (2)	(3,206,800)	(13,872)	-	-	-	-	-	-
Repurchased and not cancelled (2)	-	(15,829)	-	-	-	-	-	-
Options exercised (3)	236,970	2,557	-	-	1,007,651	7,854	-	-

Balance, end of period	407,751,061	1,748,218	33,772,168	44,868	410,720,891	1,775,362	33,772,168	44,868

(1)

On May 3rd, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

(2)

On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005 to February 2, 2006. During the three months ended March 31, 2005, the Company repurchased 6,866,000 Class A subordinate shares for consideration of $54,450,000, including redemption fees in the amount of $120,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $24,749,000 was charged to retained earnings. As at March 31, 2005, 3,659,200 of the repurchased Class A subordinate shares, with a carrying value of $15,829,000, were held by the Company and had not been cancelled.

(3)

During the six months ended March 31, 2005, 236,970 options to purchase Class A subordinate shares were exercised for proceeds of $1,233,000. The supplemental $1,324,000 increase in the carrying value of Class A subordinate shares represents the fair value of the exercised options which were recorded in contributed surplus.

b) Stock options

Under the Company’s stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model:

		Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

Compensation expense	3,931,000	5,841,000	10,706,000	12,055,000

Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	45.2%	47.3%	45.9%	47.5%
Risk free interest rate	3.63%	3.35%	3.93%	3.91%
Expected life (years)	5	5	5	5
Weighted-average grant date fair value ($)	3.50	4.11	3.87	3.64

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options		Six months ended March 31, 2005		Twelve months ended September 30, 2004

Outstanding, beginning of period		25,537,300		20,459,515
Granted		4,997,885		7,577,166
Exercised		(236,970)		(1,007,651)
Forfeited and expired		(1,585,008)		(1,491,730)

Outstanding, end of period		28,713,207		25,537,300

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

		Three months ended March 31, 2005			Three months ended March 31, 2004

	Net earnings	Number of shares	Earnings	Net earnings	Number of shares	Earnings
	(numerator)	(denominator)(1)	per share	(numerator)	(denominator)	per share

	$		$	$		$
Net earnings	49,594	442,492,713	0.11	45,646	402,327,306	0.11

Dilutive options (2)		1,199,986			2,571,038
Dilutive warrants (2)		1,236,791			1,799,877

Net earnings after assumed conversions	49,594	444,929,490	0.11	45,646	406,698,221	0.11

		Six months ended March 31, 2005			Six months ended March 31, 2004

	Net earnings	Number of shares	Earnings	Net earnings	Number of shares	Earnings
	(numerator)	(denominator)(1)	per share	(numerator)	(denominator)	per share

	$		$	$		$
Net earnings	102,937	443,538,853	0.23	88,173	402,228,355	0.22

Dilutive options (2)		1,294,142			1,850,838
Dilutive warrants (2)		1,279,869			1,450,028

Net earnings after assumed conversions	102,937	446,112,864	0.23	88,173	405,529,221	0.22

(1)	The 6,866,000 Class A subordinate shares repurchased during the six months ended March 31, 2005 were excluded from the calculation of earnings per share as of the date of repurchase.

(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants. These are options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 17,505,998 and 17,139,183 for the three months and six months ended March 31, 2005, respectively, and 12,399,346 and 13,351,291 for the three months and six months ended March 31, 2004, respectively. The number of excluded warrants was 2,113,041 for the three months and six months ended March 31, 2005 and 2004.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures

a) Acquisitions

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the six months ended March 31, 2005, the Company increased its interest in one of its joint ventures and made three acquisitions of which the most significant was made during the first quarter:

AGTI Services Conseils Inc. (“AGTI”) — On December 1, 2004, the Company purchased for $47,196,000 the remaining outstanding shares of a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s best estimates. The final purchase price allocations are expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

$
Non-cash working capital items	1,863
Fixed assets	561
Customer relationships	17,663
Goodwill (1)	31,923
Future income taxes	(5,730)

46,280
Cash position at acquisition	2,717

Net assets acquired	48,997

Consideration
Cash	48,429
Holdback payable	445
Acquisition costs	123

48,997

(1)     The near totality of the goodwill is included in the IT services segment and is not deductible for tax purposes.

b) Dispositions

On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 with an outstanding balance of sale of $1,000,000. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000. On March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000.

c)     Modifications to purchase price allocations During the six-month period ended March 31, 2005, the Company modified the purchase price allocation and made adjustments relating to certain businesses purchased, resulting in a net decrease of non-cash working capital items of $13,168,000 and a net increase of future income tax liability, finite-life intangibles and other long-term assets and cash of $2,357,000, $17,648,000 and $2,584,000, respectively, whereas goodwill decreased by $4,707,000.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures (cont’d)

d)     Balance of integration charges For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total

	$	$	$
Balance, as at October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision	1,831	6,721	8,552
Foreign currency translation adjustment	(1,906)	(769)	(2,675)
Paid during the six-month period	(8,658)	(10,550)	(19,208)

Balance, as at March 31, 2005 (1)	60,244	15,652	75,896

(1)     Of the total balance remaining, $30,553,000 is included in accounts payable and accrued liabilities and $45,343,000 is included in accrued integration charges and other long-term liabilities.

Note 6 — Amortization expense

	Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

		$		$
Amortization of capital assets	11,149	12,514	22,336	23,045
Amortization of contract costs related to transition costs	3,280	1,606	7,262	2,879
Amortization of finite-life intangibles and other long-term assets	31,537	17,740	61,282	39,206

	45,966	31,860	90,880	65,130
Amortization of contract costs related to incentives (presented as reduction of revenue)	7,511	6,947	14,949	13,998

	53,477	38,807	105,829	79,128

Note 7 — Discontinued operations

During the three months ended March 31, 2005, the Company formally adopted a plan to divest from certain activities which were not in line with the Company’s strategy. On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes. Also, on March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

	$	$	$	$
Revenue	6,679	24,577	15,953	51,953

Operating expenses (1)	3,420	23,521	11,884	49,831
Amortization	236	1,184	610	2,629

Earnings (loss) before income taxes	3,023	(128)	3,459	(507)

Income taxes (recoveries) (2)	7,020	(6)	7,184	(125)

Net loss from discontinued operations	(3,997)	(122)	(3,725)	(382)

Discontinued operations are related to the BPS segment.

(1)	Operating expenses from discontinued operations are reduced by the pre-tax gains from disposal of $4,538,000.

(2)	Income taxes do not bear a normal relation to earnings (loss) before income taxes since the sale included goodwill of $16,152,000 which had no tax basis.

Assets and liabilities of discontinued operations

As at March 31, 2005, $4,517,000 of current assets, composed of $3,528,000 of accounts receivable, $174,000 of prepaid expenses and other current assets and $815,000 of work in progress, and $3,486,000 of current liabilities, composed of $2,768,000 of acccounts payable and accrued liabilities and $718,000 of accrued compensation, are related to the discontinued operations of Keyfacts, as these net assets were not part of the sale agreement and will be realized or settled by the Company.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Segmented information

The Company’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services (“IT) and business process services (“BPS”).

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. The professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of their offshore and nearshore delivery model;

        Services provided by the BPS LOB include business processing for the financial services sector, as well as payroll services, document management and finance and administration services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended March 31, 2005	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	803,592	126,104	-	929,696

Earnings before interest, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income
taxes and discontinued operations (1)	85,475	15,516	(20,625)	80,366

Total assets	3,151,899	703,514	289,165	4,144,578

(1) Amortization expense included in IT services, BPS and Corporate is $38,678, $5,320 and $2,199, respectively, for the three months ended March 31, 2005.

As at and for the three months ended March 31, 2004

Revenue	599,128	116,342	-	715,470

Earnings before interest, entity subject to significant influence,
income taxes and discontinued operations (1)	77,315	17,795	(18,674)	76,436

Total assets	2,274,644	523,239	313,808	3,111,691

(1) Amortization expense included in IT services, BPS and Corporate is $26,506, $3,558 and $1,796, respectively, for the three months ended March 31, 2004.

As at and for the six months ended March 31, 2005	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	1,622,456	248,241	-	1,870,697

Earnings before interest, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income
taxes and discontinued operations (1)	174,322	33,284	(41,061)	166,545

Total assets	3,151,899	703,514	289,165	4,144,578

(1) Amortization expense included in IT services, BPS and Corporate is $76,164, $10,379 and $4,568, respectively, for the six months ended March 31, 2005.

As at and for the six months ended March 31, 2004

Revenue	1,161,224	234,943	-	1,396,167

Earnings before interest, entity subject to significant influence,
income taxes and discontinued operations (1)	156,652	32,586	(39,601)	149,637

Total assets	2,274,644	523,239	313,808	3,111,691

(1)     Amortization expense included in IT services, BPS and Corporate is $54,473, $7,342 and $3,315, respectively, for the six months ended March 31, 2004.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2004. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 — Contingencies and guarantees

Contingencies

In October 2004, Fireman’s Fund Insurance Company (FFIC) announced the termination of their Information Technology Infrastructure Services Contract effective May 1, 2005. The Company is negotiating with FFIC an equitable settlement in respect to the termination of this contract. Although it is not possible to determine the ultimate outcome of the negotiations at this time, the Company believes that the termination of this contract will not have an adverse effect on its consolidated statement of earnings.

Guarantees

Sale of assets and business divestitures

In the sale of assets or business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $66,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at March 31, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

Other transactions

The Company is the guarantor of a US$3,000,000 letter of credit issued by a client. In the event that the client defaults on payments owed to a supplier, and the supplier draws upon the letter of credit for payment, the Company may be called upon to reimburse the amounts drawn up to a maximum of US$3,000,000. This guarantee is in effect until October 2005. As at March 31, 2005, no amount has been drawn upon the letter of credit and no amount has been accrued in the consolidated balance sheets relating to this guarantee.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 10 — Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US generally accepted accounting principles (“GAAP”) affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2004.

	Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

Reconciliation of net earnings		$		$
Net earnings - Canadian GAAP	49,594	45,646	102,937	88,173
Adjustments for:
Stock-based compensation (a)	3,931	5,841	10,706	12,055
Capitalized software	279	(191)	(316)	(382)
Warrants	351	351	702	702
Unearned compensation	-	(363)	-	(726)
Leases	(154)	(309)	(308)	(618)

Net earnings - US GAAP	54,001	50,975	113,721	99,204

Other comprehensive income:
Foreign currency translation adjustment	2,309	8,958	(34,006)	(5,984)

Comprehensive income	56,310	59,933	79,715	93,220

Basic and diluted earnings per share - US GAAP	0.12	0.13	0.26	0.25

		As at March 31, 2005		As at September 30, 2004

Reconciliation of shareholders' equity		$		$
Shareholders' equity - Canadian GAAP		2,488,282		2,461,862
Adjustments for:
Stock-based compensation (a)		48,563		37,857
Capitalized software		(5,903)		(5,587)
Warrants		(7,183)		(7,885)
Unearned compensation		(3,694)		(3,694)
Leases		(3,519)		(3,211)
Integration costs		(6,606)		(6,606)
Goodwill		28,078		28,078
Adjustment for change in accounting policy		9,715		9,715

Shareholders' equity - US GAAP		2,547,733		2,510,529

(a)     Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004 as required by CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under US GAAP, the Statement of Financial Accounting Board (SFAS) No. 123 (revised 2004), Share-Based Payment, does not require adoption of this standard until fiscal years beginning on or after June 15, 2005. Rather, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, requires pro-forma disclosure of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123, Accounting for Stock-Based Compensation, was adopted. For the three and six months ended March 31, 2005, pro-forma net earnings and pro-forma basic and diluted earnings per share under US GAAP are $50,070,000 and $0.11 and $103,015,000 and $0.23, respectively ($45,134,000 and $0.11 and $87,149,000 and $0.22, respectively, for the three and six months ended March 31, 2004).